SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

05 November, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	bp sells 5% stake in Aker BP dated 05 November 2026

Exhibit 1.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

Press Release

5 November 2026

bp sells 5% stake in Aker BP

bp has successfully executed the sale of 5% of its 15.9% shareholding in leading independent Norwegian oil and gas producer Aker BP at a price of NOK 311 per share, raising gross proceeds of approximately NOK 9.83 billion ($1.06 billion).

Following the sale, bp will hold 68.7 million shares in Aker BP, representing an approximate 10.9% interest in the company. bp has entered into a 90-day lock-up for its remaining shares in Aker BP, subject to customary exemptions.

Proceeds from the sale will go towards strengthening bp’s balance sheet. bp now expects full year 2026 divestment and other proceeds to be around $9 billion, around $1 billion higher than previously guided.

Meg O’Neill, chief executive officer, bp, said: “Since Aker BP’s creation a decade ago, it has executed a successful growth strategy that has led to significant value creation.  In recent months, it has further increased its value through a combination of its strong performance and the favourable macro environment.  We believe now is the right time for us to realize part of this value to further strengthen bp’s balance sheet, our first priority as we build a simpler, stronger, more valuable bp.”

Barclays acted as Sole Global Coordinator & Bookrunner and DNB Carnegie acted as Co-Bookrunner in the sale.

-ENDS-

Contact

bp press office, London: bppress@bp.com

Cautionary statement

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’), bp is providing the following cautionary statement. This press release contains certain forecasts, projections and other forward-looking statements – that is, statements related to future, not past, events and circumstances which may relate to one or more of the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F under ‘Risk factors’.

Our most recent Annual Report and Form 20-F is available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

Important Information

This announcement is not and does not form a part of any offer to sell, or a solicitation of an offer to purchase, any securities of Aker BP. The distribution of this announcement and other information may be restricted by law in certain jurisdictions. Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States of America.  This announcement is not an offer of securities for sale into the United States. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No public offering of securities is being made in the United States.

This announcement and any offer of securities to which it relates are only addressed to and directed at (1) in any member state of the European Economic Area, persons who are “qualified investors” in such member state within the meaning of the Prospectus Regulation (Regulation (EU) 2017/1129) (the “Prospectus Regulation”) (“Qualified Investors”), and (2) in the United Kingdom, persons who are “qualified investors” within the meaning of paragraph 15 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (“POATR”), and (i) who have professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) who fall within Article 49(2)(a) to (d) of the Order; or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The information set out in this announcement must not be acted on or relied on by persons in the European Economic Area who are not Qualified Investors or by persons in the United Kingdom who are not relevant persons. Any investment or investment activity to which this announcement relates is available in the European Economic Area only to Qualified Investors and in the United Kingdom only to relevant persons and will be engaged in only with such persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 November 2026
/s/ Alasdair Murray
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Alasdair Murray
Interim Company Secretary